SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S/A
CNPJ/MF Number 02.558.124/0001-12
NIRE 3330026237-7
Publicly Traded Company
CVM Registration Number 01764-7

NOTICE OF CALL
GENERAL ORDINARY SHAREHOLDERS’ MEETING

The Shareholders of EMBRATEL PARTICIPAÇÕES S/A are hereby invited to attend the Ordinary Shareholders Meeting that will be held at the Company’s headquarters, located at Rua Regente Feijó, n° 166, room 1687-B, Downtown, City and State of Rio de Janeiro, on April 20th, 2004, at 10:30, to deliberate on the following Agenda:

(i)	Verification of the Management’s accounts, examination, discussion and approval of the Financial Statements and the Administration Report related to the fiscal year ended on December 31st, 2003;
(ii)

Deliberate on the destination of the period net profit, as follows: (a) the ratification of the dividend distribution, in the amount of R$86,137,640.88 (eighty-six millions, one hundred and thirty-seven thousand, six hundred and forty reais, and eighty-eight cents), approved by the Board of Directors, in meeting that took place on December 4th, 2004 and re-ratified on January 29th, 2004; and (b) the constitution of investment reserves based on the capital budget proposed by the Administrators of the Company;

(iii)	Election of the members of the Board of Directors;
(iv)	Definition of the annual overall compensation of the Company’s administrators for the fiscal year of 2004; and
(v)	Election of the members of the Fiscal Council and definition of their respective compensation.

GENERAL INSTRUCTIONS:

A)	Powers of Attorney should be filed at the Company headquarters within forty-eight hours before the Shareholders Meeting.

B)

Shareholders participating in Fungible Custody of Nominative Shares of the Stock Exchanges willing to take part at this Meeting shall present a statement, informing their respective shareholding, issued two (02) days before the Meeting thereof.

C)

Under CVM Regulatory Instruction Number 165 of December 11, 1991 with wording provided by Article One of CVM Instruction Number 282 of June 26, 1998 the percentage for requirement of multiple vote will be five percent (5%) of the voting capital.

Rio de Janeiro, March 26th , 2004.

Daniel Eldon Crawford
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.